Exhibit 99.8

Infosys Technologies Limited

FY05-Q3 Results Call

CNBC Board Room

January 12, 2005 10:30 IST

Male correspondent

Welcome to the call on CNBC, and it is time to do our quarterly Board Room out of Bangalore. As we do every quarter, we get the Infosys top management to talk to you for one hour and explain what the last quarter has been like and what the outlook is for the next three months. This has been an interesting quarter to say the least because there have been so many apprehensions from the market on what Infosys would say and how that would change the technology outlook from a market perspective. People picked out lines from the SEC filings and said there are margin pressure, rupee-dollar exchange rate, we are here to talk about all of that over the next 60 minutes with the Infosys top management. We will get Kris in the break, but starting off today with two gentlemen, Nandan Nilekani and Mohandas Pai, I get confused with their designations but you know who they are. Good morning to both of you gentlemen. Happy New Year first to both of you.

Nandan Nilekani

Good morning.

Mohandas Pai

Good morning Udayan.

Male correspondent

How would you sum up this quarter? Nandan, the key thing that the market is latching on to are your enhanced EPS guidance but the lower revenue guidance, is that principally on the back of the forex fluctuation?

Nandan Nilekani

Yes, because when we gave the guidance at the end of Q2, we had assumed a rupee rate of 45.91, and now it is down, we are taking at 43.27, so I think that is really the principle reason the rupee guidance is changed. But fundamentally I think it has been a good quarter, robust growth, double-digit growth. We have had flat pricing on the offshore side. We have had increased offshore work. So I think it has been a good quarter and it is really three quarters in a row of double-digit growth.

Male correspondent

10% and 13%, onsite and offshore volume growth and 7.2% revenue growth, has the difference large been on the back of…

Nandan Nilekani

It is entirely the rupee. If you look at the dollar growth, it is about 11.8-12%. So it is really the dollar thing which has lowered the rupee growth to about 7%.

Male correspondent

Mohan, the other thing which comes out is your operating margins actually have gone up in this quarter, is it because of higher offshore, are there any extraordinary factors.

Mohandas Pai

I think it is because of the price increase in offshore. It is also because of the economies of scale that we are getting. We have always been saying that as we grow the top line we will see a decline in percentage of SG&A, and that has actually happened in this quarter and that has translated down to the bottom line. Besides, this quarter we had an impact of the average dollar-rupee rate moving adversely against us by about 4.5%. Because the average rate moved down by 4.5%, the impact on operating margin was about 2.3%. We were able to neutralize that to the extent of approximately 1.1% by hedges. Hedges had a positive impact of 3.3% and we had a negative impact of translation by 2.2%. There are many more increases, so net-net, the impact of the dollar depreciating against the rupee on the operating margin was about 1.2%. Despite that, our operating margin has slightly gone up, it just shows to the mind the resilience of the model that we have built. A large part of the costs have become variable and we are able to manage it with currency movements to a greater extent than we were maybe a few quarters ago.

Male correspondent

Is it sustainable, this kind of resilience in margins, are you comfortable holding 33% on operating margins despite what is happening in the foreign exchange side?

Mohandas Pai

No, I think we have always said that we will try to retain and maintain the margins, and we have built in a structure at the operating level, which allows us flexibility in doing that. We will always try to do that. How the future will pan out, there are many moving features, we have to wait and watch.

Male correspondent

Nandan, parts of the market were expecting that you will say something on pricing improvement. It is flat, on onsite it has just gone down little bit, you are not seeing any great movement in prices in this quarter at all.

Nandan Nilekani

Well, you know, there may be a few assorted instances where with a few customers we may have got a small pricing increase, but on the scale of the business that we are talking about, you know, over 1.5 billion for the year, I think it will require a lot more things to happen before it is tangible and material in terms of the aggregate pricing.

Male correspondent

Do you have anything dramatically different in your outlook that you have to share with the market now because the market picks up lines from your SEC filings where you expressed concerns about the rupee and maintaining margins and profitability going forward. Was it a standard disclosure that you have to make before NDDS filing or ADS issue or were you expressing a concern about the future there?

Nandan Nilekani

Well, you know, we have to give all the risk factors, and clearly while a strengthening rupee will have an impact on margin. Clearly, greater competition will have impact on margins. So I think those are all the factors that we talked about. <inaudible> last time we sat here is that US election is over, and to that extent that uncertainty of that is also behind us.

Male correspondent

Mohan, do you see the rupee as a key challenge in the next couple of quarters and how are you dealing with it. You spoke about higher hedges. How are you gearing yourself up to meet the rupee challenge over the next few quarters?

Mohandas Pai

Well the rupee is going to be a key challenge. For example, we have three key challenges which face us always. One is pricing, pricing has been stable and we said that for the last two quarters stable with an upward bias. Then obviously we have the issue of employee cost. The employee cost has been fairly stable, they have gone up, but we have built in a variable costing model which allows us to share the benefits of an upward increase in the margins or revenues or whatever. And the third is the rupee. So out of the three factors, the rupee is the one we will keep a close watch on this quarter. As at quarter end we had $302 million of forward hedges at about 44.5, and we are marked to market. So we will keep a close watch. Rupee is obviously a key thing.

Male correspondent

You said, 45.91 versus 43.27, practically could you just explain to us what the difference in your revenues has been <inaudible> you were just telling me your rupee hedge still been at or rupee figure still been at 45.91.

Mohandas Pai

Well, we had said at the end of the second quarter that we will have revenue for the full year of 1555 to 1561. Now, we are saying for the full year, the guidance is up at 1589-1591. If you take $34 million increase in the lower range and apply the rate of 45.91, obviously our revenues <inaudible> should have gone up at the constant rate by Rs.156 crore, and we have lost revenues in terms of the decline in rupee of 68 crores for the third quarter, and for the fourth quarter since we are putting guidance at 43.27 as against earlier guidance of 45.91 we would have lost another 119 crores. So decline you see in the rupee guidance is basically because of the rupee appreciating.

Male correspondent

Nandan, can you give the market a sense of your sponsored ADS, the timing, do we have any clarity from the SEC.

Nandan Nilekani

Well I think, that’s something that we will announce at the approximate time based upon.., and make the offer to the Indian shareholders.

Male correspondent

Has the SEC indicated that it will happen in this quarter?

Nandan Nilekani

I can’t really comment on that.

Male correspondent

Okay. We have to take a break right now. We have just about started on the Infosys Board Room. Come back after the break, Gopalakrishnan will also join us, and between Nandan, Mohan, and Kris, they will give you further clarity on this quarter and what next quarter is shaping up like. We just started on the Infosys Board Room for Q3. Don’t go anywhere we will be back with the top management after the break.

Welcome back, you are still watching Board Room from Bangalore. Like every quarter, we have the Infosys top management with us, and we have just started through Nandan and Mohan about the quarter gone by and what indications they have of the next quarter, which is the Jan-Feb-March quarter. We are also joined by S. Gopalakrishnan now, who usually joins us to begin with. There is a delayed entry for him in this quarter. Kris good morning to you and happy New Year.

Kris Gopalakrishnan

Good morning.

Male correspondent

Are you happy with the volume growth that you have seen, 10% and 13% in this quarter, given that it is Q3?

Kris Gopalakrishnan

Definitely, you know, Q3 has less number of working days when you compare to Q2, that means that we have picked <inaudible> in the process.

Male correspondent

Pricing, flat to weakish, no change out there at all, pretty flat on offshore, just marginally down on onsite, why is that happening? You didn’t selectively, Nandan was just saying that selectively you are seeing uptick but overall at a secular level no uptick yet.

Kris Gopalakrishnan

If you take a slightly longer time to have a broader impact on the margin, you have to remember that as volume goes up, there are some volume discounts also built into the contrast. So it is <inaudible> one or two contracts or new contracts that is going on. Also new contracts will take longer time to ramp up to make an impact.

Male correspondent

What about elections getting over, has that had any material impact on your visibility or on IT projects for some of your larger clients? Earlier we spoke about that as one of the intangibles, that out of the way, is it making any difference with your business at all?

Kris Gopalakrishnan

The uncertainty is definitely over, but if you look at the industry, especially the tier one companies, had two very good quarters in this fiscal in Q1 and Q2, right? So it would not have an impact ultimately on the bottom line or on the growth.

Male correspondent

Right. Nandan, is it likely to change, has anything changed on the ground in the US when you speak to your larger clients, either in terms of ramp up or new business, elections getting over and Bush getting back, has it changed anything?

Nandan Nilekani

I’m don’t think so. As Kris said, it has just removed one more uncertainty from the game, and so the extent that the outsourcing, sort of, imbroglio is less now. I think that’s the good news. But it has not made some tangible difference in the rate at which people are going to be outsourcing.

Male correspondent

You have done more offshore than onsite once again in this quarter, are you reaching a point where the gains are pretty much maximum and incremental gains can be small, or are you still in <inaudible> that you can do it…?

Nandan Nilekani

No, I think, you know, we are down to just 30.5% of our effort being onsite. So I think we are pretty much, you know, at the optimal level of offshoring. This is pretty good. To go to 30.5% onsite and the balance offshore, I think is a very decent number to get there.

Male correspondent

Mohan, do you expect any help on margins in the subsequent quarters to come in from higher offshore at all or any improvement in margins or stabilization has to come from the cost side now?

Mohandas Pai

I think the improvement <inaudible> will obviously come from many areas. Like we have been saying, pricing has been stable. That removes one uncertainty, and stable prices obviously allows you to manage your cost and your other matters much better. Two is obviously, what is going offshore. If you look at our segmentation of revenues, application development, maintenance in terms of offshorability has been fairly stable. If you look at revenues like enterprise solutions, consulting, and BPO, these are segments which could move offshore, BPO is already offshore. Enterprise solutions and IT consulting could move offshore, and there the margins could be higher. So if the big ticket revenues move offshore, there will be an impact on the margins, and that is what you see happening, and that will put us in a very strong competitive position also.

Male correspondent

What is your sense of how you will manage costs in the next couple of quarters? I believe there has been a little downtick in SG&A cost. The market was expecting that because of consulting and newer business and geographies that you are entering, some of the sales costs might actually go up a little bit, do you expect that to happen or you are pretty much optimally doing on course right now?

Mohandas Pai

Well, our position always has been that we will invest more and more in sales and marketing. Now, we have set up many groups in sales and marketing. Our investment there is going to be a priority item, and the fact is that the consulting and our China venture made lesser losses than what we had budgeted. So they were fairly optimized this quarter, and that kind of <inaudible> on SG&A, because for them if they get some revenues, and if the costs are kept under control, it has an impact on us because we present consolidated figures. So as far as Infosys, the parent company is concerned, it is fairly stable. The subsidiaries had a positive impact on Infosys.

Male correspondent

Okay. We have got Mithali with a question. Go ahead Mithali.

Mithali

Good morning Mr. Gopalakrishan, Mithali here. Now, just looking at your employee additions for this quarter, it has been more quiet of course compared to the previous one, but going ahead, what kind of addition are you looking at onsite and offshore?

Kris Gopalakrishnan

We are looking at about 2000 people gross across the company in this quarter. That’s in line with the numbers we had said in the last quarter. Now, there is seasonality with recruitment. Q2 is the time when most of the campus people will join the company and that is why you saw a peak in Q2.

Mithali

Mr. Nilekani, good morning. Infosys Consulting, a younger wing of your company, how has that been shaping up?

Nandan Nilekani

I think they are on plan. When we talked last time they had about three customers. Now they have more than 10 customers. The customers have gone into the double-digit area, and we have a number of engagements where they are engaging with the downstream Infosys Technologies people and I think people are beginning to understand the value proposition that we are trying to propagate.

Male correspondent

Kris, any pressure on salaries that you see building up at all in this quarter or in the coming quarter?

Kris Gopalakrishnan

See we have taken care of that by converting a large part of the salary into variable salary, and this allows us actually to pay more to the employees <inaudible> being managed that

Male correspondent

It should not have a material impact on your margins in the next two quarters?

Kris Gopalakrishnan

You see, there is always a competitive situation. If the salaries across the board in India goes up, that will have an impact on Infosys. We are trying to manage better.

Male correspondent

Is that your expectation that salaries will go up for the entire industry?

Kris Gopalakrishnan

It is going up, you know, it is not expectation. If you look at NASSCOM etc., they are saying that, you know, it will be close to 17%-20%.

Male correspondent

Mohan just a word on ESOP accounting. I believe in July in 2005, you will move to the new ESOP norms, what material impact can it make on how your investors look at your numbers?

Mohandas Pai

Well I think, our stand on ESOP accounting always has been that we will comply with regulations as and when they arrive. We said that for the simple reason that you need inter-firm comparability, and you need a proper regulatory environment. If the accounting standards don’t come up there is no point doing it for simple reason, how do you compare firm, and what is the benchmark that you have. Now that the FASB has come out with a rule to say that you need to account for ESOP expensing from 1st of July, we will definitely do that to comply with that. We will always be compliant. We have about 14 million dollars of expense accounting to do, and the next year for fiscal 06 it will only impact us to the extent of something like 8 million dollars. The larger part of ESOP accounting is already over. And even in the last year, for example the nine months, <inaudible> economy ESOP accounting would not have been very large, it is just about 20 million dollars. So if we look at the figures, that bulk of the ESOP accounting is already over in the past. We have not issued options for the last 1 and 1-1/2 year, and obviously there is phase-in period, most of the options have been vested. A small part is up for vesting, and if you account for that it is just 14 million dollars to be spread over the next 4 years.

Male correspondent

Okay, that is not too much. Nandan, can you tell us anything about how <inaudible> in the next four quarters? You will give a guidance in April for FY06, so you won’t give <inaudible> numbers, is anything materially different when you look at the next four quarters from when we spoke last time around? The rupee <inaudible> not gained, aside of that business wise has anything changed substantially?

Nandan Nilekani

Well, as I said, I cannot really give you a specific guidance for period beyond April. What I can talk about is, in the last year or so, as you have seen we have taken a number of initiatives. Progeon is now at 12 million dollars with profits of 2.7 million dollars. Infosys Consulting has got about more than double-digit number of clients. China has started. Australia is getting integrated. So I think, we have seen this year a number of initiatives happening. But going forward, I really cannot say what will happen and, you know, we have given a guidance for the year which says that we will grow at about 46% in rupee terms for the year, and about 50% in dollar terms for the year ending March, but beyond that I think we will discuss that when we meet in April.

Male correspondent

But no disruption in business momentum as far as you are concerned?

Nandan Nilekani

Well, there is a, I think apart from the, we talked about the rupee, apart from that, from business side there is nothing, but I think talking about exact growth rates going forward, I can tell you, give you a much better picture in April.

Male correspondent

Well, how many ways can you ask the same question? I have tried three times but the answer is the same. We will take a break, come back and talk more with the top management.

Welcome back, you are still watching Board Room from Bangalore. We are joined by another member of the Infosys top management team. Nandan, Mohan, and Kris are still with us. We have got Basab Pradhan, Head of global sales joining in. He is the guy who talks to all those clients back down in the US. Basab, nice of you to join. Happy New Year first to you.

Basab Pradhan

Happy New Year.

Male correspondent

How is business looking? In interface with clients, how this quarter has been?

Basab Pradhan

I think overall the business environment is positive. If you look at IT trend, the IT trend this year we expect it to be a little higher. Last year, the US market, which generally drives spending across the world, was roughly 3% up, and this year we expect it to be a little higher. We will wait for some survey <inaudible>, but IT spend looks good. The business environment as far as we are concerned in the general trend towards offshore outsourcing is great. It has not changed much in the last year, so there is a lot of wind in our sail, a lot of good momentum.

Male correspondent

Any ballpark figure you could put to that IT budget increase in this year, any expectations that you have compared to 3% last year.

Basab Pradhan

Well, if I made a guess about it, probably be 4%-5%. People continue to be cautious about how they spend. So, we are not going to go back to the double-digit growth phase of the dotcom boom days, but they are still cautious but people still consider IT to be competitive advantage and they are going to invest.

Male correspondent

Any major breakthroughs in this quarter in terms of client additions or even vertical additions where you have you made any significant breakthroughs without mentioning names?

Basab Pradhan

Well, I think, from our sales standpoint, we are very happy the way the volume growth has turned out as well as the dollar growth, 12.3%, 11.1; it is pretty solid, and the growth is coming from all sectors, across the board, industries, as well as geos. The things that are perhaps really stands out last quarter, which we probably would not see so much in the numbers, is the way we have been working together with Infosys Consulting in sales. So, the collaboration between sales and Infosys Consulting is really off to a very good start. The results are not there yet because it takes a while for these deals to close and show revenues. So that is I think the one thing that stands out. The number of client additions has been very healthy, at 38, we are really happy with the way things turned out. So these are some of the things that really stood out this quarter.

Male correspondent

Any major ramp ups in this quarter or any signs of ramping up post the election that you have seen which are even visible in early part of January and last part of December?

Basab Pradhan

I think, you know, we have maintained this even prior to the election that the business environment was still very supportive of offshore even prior to the elections in the US. So we didn’t see really weakening of resolve amongst our clients or even key prospects. So there hasn’t been much change. We are just continuing to do the same. Maybe some people who were on the fence, prospects who were on the fence, they came back into the fray. So, from that perspective not really any change. It continues to be very positive.

Male correspondent

Pricing, I have just been talking to Kris and Nandan on the pricing. We are still not seeing any appreciable change. Is it your expectation that in the coming quarter or in the next quarter you will see any visible signs of improvement in pricing, or is pricing still very sticky even on the new deals, which are coming in?

Basab Pradhan

No, I think pricing is stable to up, and that’s what we are seeing in the market. The new deals that we are striking, tend to be 4-5% over our average rates. We are also seeing the beginnings of rate increases. Now, you have to remember the kind of business we have and the way revenues stacks up, it is a long time before rate increases in MSAs <inaudible> average bill rates, because there is a huge base of revenue that we are dealing with. So, that’s all I can say at this point. We are seeing some upward bias in both rate increases as well as the new deals that we are signing with the customers.

Male correspondent

Are you saying that the incremental business is coming at a slightly higher rate, but it is not showing up because of the overall base?

Basab Pradhan

Exactly.

Male correspondent

We will take a break now. And when we come back, Basab stays on with us and we will talk to the four gentlemen who are sitting here, but in just a couple of minutes. We will also run a check on the markets, and how they are doing as it has been a bit of a volatile morning, we will update you on that as well when we come back.

Mithali

Welcome back, you are watching corporate radar. We are still talking to the Infosys Management. The company came out with its quarter three numbers earlier this morning, and here is the market <inaudible> back into the green, 6263 and the Sensex up more than half a percent, and the Nifty holding up about 1963. Where is the strength coming in from? Well, the technology as a pack, the front line pack at least looking good. Infosys is now up in the green, it is maybe up Rs.32. We have also got Satyam and Wipro that are holding up quite nicely. Wipro up nearly 2% at this point. Cement as a space is making a come back again. The Gujarat Ambuja cement is up nearly Rs.11, the biggest percentage came at this moment. Also got Grasim in the green. ACC holding up as well. Interesting to look at the NSC stack at this moment that is a fair picture absolutely half and half, actually 394 advancing to 355 declining, so that is what happening in the market. Let us take another view now. We have got Anand Tandon of Griffin Investment Advisors joining us. Anand, good morning. Could not have asked for more volatile session, what have you made of the market movements so far?

Anand

Well Mithali I think we have seen a couple of <inaudible> days, and it is only naturally that the market should find some support at some level, but <inaudible> buy across the board, certainly I think there is still a lot of robustness, and unless you are sure what stock you are picking and at the level, you will probably see the market drip down lower.

Male correspondent

Anand, morning, what did you make of the Infosys numbers?

Anand

I think pretty much as expected. I think what the management is saying now is a little more bullish than what at least I had thought they would saying, especially what Basab just said about their rates going up. That is one of the factors that one was looking out for, but then you would not expect that the company would have announced sponsored ADRs in about the time that we had anything negative to say. I think it is pretty much along the expected lines.

Male correspondent

Besides little bit more downside in the market, would you have a level in mind, and why do you think the market would slide down more, are your concerns more to do with the positions still on the FMO side, lack of <inaudible> institutions             .

Anand

Well actually a bit of everything, but I think the fact is that even now when I look at the market I don’t think that there are any glaring things that have appeared just because the market has fallen off. So, you know, you have to be pretty specific about the stocks you are buying. Overall I think the market went up in a bit of euphoria over the last one month, and I think the correction will continue for a while. In terms of levels, I don’t think I can actually quote out a level, but still maybe another 3-4% off on the sensex I would think that we are unlikely to find too many buyers.

Male correspondent

Thanks Anand very much for that market take. Well, that is an outlook on the market. Little bit of a pull back today both in Infosys and in the market, but analysts reckon that maybe we haven’t seen the bottom yet. Still a lot of <inaudible>left in the market…

We are still talking to the Infosys top management, let us get right back to them. Kris, Mohan, <inaudible> you on Progeon. Can you just sum up the performance in this quarter.

Mohandas Pai

Progeon has done very well. They did 12 million dollars of revenue. We had a net income of 2.7, and 22% net income is pretty good, and we have seen about three to four client wins, which are very significant. At the year-end we have close to 20 clients, and a very very substantial part of the income has come from transaction processing. What we are seeing is that <inaudible> that we had of ensuring that we stick to transaction processing and work with Infosys to offer an integrated service is working. We have got some of the best names in the industry where we are. For example, in financial services, we have got some of the best names. In telecommunications we have some of the best names. And in technology, we have the best names working with us. Overall I think Progeon is living up to its promise.

Male correspondent

Basab you made a point about consulting making some progress, but it is not showing materially in the numbers at this time. In the next four quarters, do you see substantial numbers coming in from consulting or do you think it will be a very very slow gradual progress?

Basab Pradhan

Well, when I talk about substantial numbers it is really about flow through, so you won’t see it on the Infosys Consulting number or the consulting break up numbers that we give you, but yes, definitely, what we want to do, is we want to make sure, that our Infosys Consulting and Infosys together we can go and have nab some of these large business <inaudible>, where we are trying to solve large scale enterprise business problem issues for some of our fortune 1000 clients. So that is definitely what we are looking to.

Male correspondent

What is your business outlook from a sales perspective in this quarter, both on volumes and prices for Q4?

Basab Pradhan

It is good. We have given guidance, and that is very much after considering all the factors that play into this, so all that is factored into the guidance.

Male correspondent

Thanks Basab very much.

Well, Basab will leave us after this break, but S. D. Shibulal will also join us and he is Head of global delivery, and he will talk about a bit of offshore onsite mix that we have been talking about as part of the margin increase that we have seen in this quarter, so Nandan, Mohan, Kris, and Shibu when we come back after this break.

Welcome back. You are still watching Board Room in Bangalore with Infosys. Nandan Nilakeni, Mohandas Pai, and S. Gopalakrishnan are still with us and we are now joined by S. D. Shibulal who is head the global delivery at Infosys. Shibu good morning. Happy New Year to you.

Shibulal

Good morning.

Male correspondent

Lets start by asking you about those one million dollar and five million dollar clients, have you seen any improvement in this quarter at all?

Shibulal

Yes, we have seen improvement in the number of customers who are dealing with us in one million dollar, five million dollar, and 15 million dollar customers. That means that we are able to mine our customers. It is our basic philosophy that we have a lot of bandwidth within our existing customers to grow and that shows that we are going with those customers. Also important that the portfolio has shifted <inaudible>. If you look at the LTM numbers you can see that our new services like software solution, testing, package implementation, those kinds of services are shifted from about 34 to 37%. So while we are mining our new customers, we are introducing new services to our existing customers, and shifting the portfolio to the new kind of services we are introducing in the market.

Male correspondent

The new clients who are coming in are they doing more offshore with you or is the ramp up happening in such a way that you are pushing more work offshore right now?

Shibulal

Definitely, because for the last two quarters, as Mohan was talking, we have actively pursued pushing more work offshore. We are at about 31% right now. Again, I have to go back to the portfolio shift which is again <inaudible>, but we are doing it, always we are shifting our portfolio to kind of services like package implementation, which is more onsite intensive. That means in the old services we are doing more offshore, new services we are able to balance, which is giving us an overall total <inaudible>.

Male correspondent

Nandan, are you seeing any substantial ramp up in business at all. Any signs of that happened in this quarter. We were talking about this last quarter as well and you said, some signs are happening that some of these budgets are beginning to expand, have you seen any signs of that in this quarter?

Nandan Nilekani

Well, I think, the budget expanding is what Basab talked about. I think that key thing, which if you look at the data and should be alluded to that is that our base in more customers is going up. I think one of the things that Infosys has been good at is in account management, account strategy, and trying to figure out how to grow an existing account, how to sell that account new services and how to essentially expand the pie in each account, and I think that is definitely…, because in every category whether it is _ one million dollar customer, five million or 15 million, we have had an increase in number of customers. So I think increasing, I think is going to boil down to execution by individual company, rather than the macro factor of how much spending is there. However <inaudible>, it means that we are able to get the right kind of customers and then do a systematic job of mining them.

Male correspondent

Kris, a quick question on the personnel side of it. Have you seen any uptick in attrition rates at all, go back to the point about higher salaries, competition from MNCs, are you seeing any uptick in attrition rate?

Kris Gopalakrishnan

Our attrition has come down to 10.3%, last quarter it was 10.8%, so we have been able to manage our employee, handling our employees much better.

Male correspondent

Shibulal, have there been any losses of contract this year, have you seen any incidents where some large clients have pulled back and said we do not want to expand or do not want to do any work anymore, has there been any notable such incidents in this quarter?

Shibulal

There are certain customers who have certain amount of seasonality due to budget, end of budget and start of budget and things like that. Other than that we have not seen in material change in those aspects.

Male correspondent

Mohan, I suppose it is not possible to ask you whether you are talking to any of your clients about foreign exchange depreciation and trying to build in rupee appreciation into any of your billing contracts, is that a possibility you explored at all?

Mohandas Pai

Well the reality is that you deal with global fortune 100 global 1000 clients, and they account for their currency and they want to sign a contract in their currency. The bargaining position that we essentially have with them is extremely limited. What you try to do when you talk to a client is to make sure that we get paid in a currency in which your major expenditure is. So if you work in Europe, try to get paid euros because you have expenditure in euros for onsite work, and in the US likewise, and just make sure that you balance the portfolio. Second, you try to grow, lets say, European portfolio, and the non-US portfolio should balance out any currency fluctuation. What we have seen is that dollar declines, the Euro goes up, and vice versa. So there is a balance in the market place. And if you play a portfolio game well, say that in US, the dollar business is about 50%, right now it is about 78%, and the euro, I mean the non-dollar grows up to something like about the balance, then essentially you have a natural hedge in the portfolio. It is all about portfolio management for currency.

Male correspondent

Well, portfolio management, I thought that was a market <inaudible>. We will take a break, when we come back, our last shot at the Infosys management. Last five minutes of what they will have to say for this quarter. They don’t talk in the middle of the quarter as you know. So next time when we come back it will be <inaudible> time for the 2006 guidance. We will chat for last five minutes when we come back after this break.

Welcome back. You are still with the Infosys top management. Last five minutes as we told you for Board Room for this quarter. They have said all they have to say, and so we are just about finishing off with a look at the Infosys’ very interesting venture into China. We have got the CEO of Infosys China, James Lin with us. He is also on the board of Infosys China. James very nice of you to join us. Take us through how ambitious your initiative in China could be over the next 12 to 18 months?

James

Right now, Infosys China plans to grow to 2000 people within 18 to 24 months. That is what we intent to do and we have a large hope that it will grow even bigger in the long term.

Male correspondent

Can you give us some sense of in terms of revenues, how big it could be in 18 to 24 months?

James

Revenue would be, we would grow quite comparable with the head count growth. So right now we are growing much faster than what we would like to do, and our steady growth would be much higher.

Male correspondent

Give us some sense of how cost models and salaries compare with your Chinese team versus if you look at the Indian model team out here.

James

Actually the salary structure, I think, it is very similar to India. In China actually for hiring those senior English speaking project managers, senior engineers, actually we will have to pay some premium. <inaudible> Infosys bring <inaudible> into China as we will be complimenting this very well.

Male correspondent

Why is China important for Infosys. Do you see it as a good base so you can get good manpower and build another offshoring kind of a base or is it to service that market around that region?

James

Actually <inaudible>. Of course the talent force is one of the reason but we also believe the market is also very important. From the company perspective actually we see a lot of global customers are very interested to move their operations into China, and with Infosys we are <inaudible>. We are building our efforts and service in China so that we can help them to be able to move in China very smoothly and very easily.

Male correspondent

You are in a good position to tell us about how big a threat China poses to the whole outsourcing offshoring story in India. Do you think China in the next one to two years can even scale up and be considered in the same breath as India as far as IT outsourcing is concerned?

James

I do not consider China as a threat at this point, and of course China always being a manufacturing hub in the past, and in the last couple of years China government actually is pushing <inaudible>, and I think <inaudible> global market actually there is a quite a long distance to go. With Infosys, including this China base <inaudible> actually we are helping them to become global easily we hire <inaudible> local talent and bring our knowledge on business, also very good global delivery model together. So we are actually helping Chinese to be able to <inaudible> more global company in the long term <inaudible> we compliment each other to make the whole thing <inaudible> to become a global together.

Male correspondent

Right James, thanks very much for that. As I just said last words. We are running to the end. Kris, are you confident about double digit volume growth in the Q4.

Kris Gopalakrishnan

Well, we have given our guidance for Q4. We will have to see what it will be for the next year.

Male correspondent

Nandan, margins in Q4, will be able to hold 32% do you think?

Nandan Nilekani

Well I think looking at guidance, our guidance assumes that margins remain stable. What we have not factored in guidance is any exchange difference. If you look at other income in our guidance you will find that any exchange difference has not been there, and this quarter we had some exchange difference to the extent of Rs.20 crores. So on a comparable basis, the margins will be flat or will be quite encouraging. So, I think we are confident.

Male correspondent

Nandan, last words to the market from you, what is your key message to investors with one quarter gone and the other quarter to look forward to?

Nandan Nilekani

I think the message is that we have had 3 quarters of double digit growth. We have given guidance for the coming quarter, and I think increasingly it is going to depend on how well companies execute. So I think you have to look at companies that execute.

Male correspondent

Thanks very much all of you. Have a great little <inaudible>. So that is it from Infosys. We will be back next quarter as always, and by then it would be interesting because they would come up with their 2006 guidance and that will be a big event not only for the company but for the sector and for the market. <inaudible> as always. Next quarter, what is it, the 10th of April, 10th or 12th of April, we will be back here with the Infosys guidance. Thanks very much for watching, have a great time. See you again.